NO ACT

P.E.
01/12/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15008693

February 8, 2016

Act: 1934
Section: ______
Rule: 14a-8 (OPS)
Public
Availability: 2-8-16

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated January 12, 2016

Dear Mr. Aaronson:

This is in response to your letter dated January 12, 2016 concerning the shareholder proposal submitted to Comcast by John Chevedden. We also have received letters from the proponent dated January 13, 2016 and February 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 12, 2016

The proposal requests that the board adopt a policy, and amend other governing documents as necessary, to require the chair of the board of directors to be an independent member of the board whenever possible.

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 3, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 12, 2016 no-action request.

In the 3-weeks since the company was notified of 19 precedents in 2015 that did not support its no action request, the company has not added one precedent to its collection of 2004 to 2014 precedents.

January 13, 2016 Reference:
The following companies submitted failed 2015 no action requests on the independent board chairman topic on the purported basis of vagueness:
ADM, BA, ABT, BAX, GILD, AXP, PX, ALTR, UNP, SRE, MAT, INTC, UNH, NOC, JNJ, AEE, HD, PPG, MHFI

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Arthur R. Block <Arthur_Block@Comcast.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 13, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 12, 2016 no-action request.

The following companies submitted failed 2015 no action requests on the independent board chairman topic on the purported basis of vagueness:
ADM, BA, ABT, BAX, GILD, AXP, PX, ALTR, UNP, SRE, MAT, INTC, UNH, NOC, JNJ, AEE, HD, PPG, MHFI

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Arthur R. Block <Arthur_Block@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 10, 2015]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 12, 2016

Re: ***Shareholder Proposal Submitted by John Chevedden***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2016 annual meeting of shareholders (collectively, the "**2016 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Mr. John Chevedden (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2016 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2016 Proxy Materials.

The Company plans to file its definitive proxy statement with the U.S. Securities and Exchange Commission (the "**SEC**") on or about April 1, 2016. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2016 proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, states the following:

> Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

The Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because, as drafted, it is so vague and indefinite so as to be misleading within the meaning of Rule 14a-9.

Rule and Analysis

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). In evaluating whether a proposal may be excluded on that basis, the Staff considers "only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012).

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(3) of proposals that use terms and phrases that are vague or undefined or otherwise fail to provide necessary guidance on implementation. See, e.g., AT&T Inc. (Feb. 21, 2014) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary duties and opportunities"); Chiquita Brands International (Mar. 7, 2012) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal for failure to define or describe "SEC Rule 14a-8(b) eligibility requirements"); Boeing Co. (Mar. 2, 2011) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal as vague and indefinite where the proposal did not sufficiently explain the meaning of "executive pay rights"); AT&T Inc.

(Feb. 16, 2010) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal due to the vagueness of the term "grassroots lobbying communications").

The Proposal seeks a policy (and governing-document amendments requiring) that the chairman of the Company board be an "independent director," but fails to provide any definition for that critical concept. In recent years, the Staff has repeatedly granted no-action relief to companies seeking to exclude shareholder proposals pursuing similar policies (or governing-document amendments) that failed to provide an applicable definition of "independent director" within the text of the proposal or the supporting statement itself. See, e.g., Comcast Corporation (Mar. 15, 2013) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal that referred to the NASDAQ Stock Market ("**NASDAQ**") listing rules for the definition of an "independent director," but did not further describe that definition); Clorox Company (Aug. 13, 2012) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal to provide that the chairman of the board of directors must be an independent director in accordance with the meaning set forth in the New York Stock Exchange ("**NYSE**") listing standards); Boeing Co. (Feb. 10, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a bylaw requiring the chairman of the company's board of directors to be an independent director "according to the 2003 Council of Institutional Investors definition" on the basis that the definition was vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws").

As an analytical matter, the Staff's determinations cited above are predicated upon a common premise: that there are meaningful differences in what constitutes an "independent" director under various definitions—sufficient differences that, when evaluating proposals that fail to define independence within the proposals and the supporting statements themselves, neither the shareholders voting on the relevant proposal, nor the company called upon to implement the proposal, would be able to determine with reasonable certainty exactly what measures the proposal would require. The exact same thing is true of the Proposal.

Just as the above-referenced proposals that sought to use the NASDAQ, NYSE or Council of Institutional Investors' definitions without an explanation of the relevant definitions were impermissibly vague, the Proposal does not include any applicable definition of director independence whatsoever, and the Company's shareholders would likewise be unclear as to the standard of independence that would apply. An "independent director" could mean a director who meets the independence requirements within the NASDAQ listing standards, the NYSE listing standards, the independence standards set by the SEC under the requirements of Sarbanes-Oxley for all members of audit committees (though the SEC does not impose independence standards on directors generally), the definition of independence set by groups like the Council of Institutional Investors, the standard used by proxy advisor firms like Institutional Shareholder Services ("**ISS**") or any other available definition or standard for director independence, such as the Company's own standard of independence. Additionally, the risk that the Proponent's failure to define the central concept of the proposal in this case would result in shareholders having materially different understandings of what exactly the proposal requires is exacerbated by two aspects of the supporting statement.

First, the supporting statement provides:

> A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

From this passage, a shareholder could reasonably infer that the proposal is focused on Comcast separating the roles of chairman and CEO—a common shareholder proposal and one with a much more limited, and materially different, scope than the Proposal (were the Proposal's reference to "independent director" to refer to, for example, the independence standards set forth by NASDAQ listing standards or the ISS voting guidelines). The same issue would arise if, upon reading the second sentence, a shareholder inferred (reasonably) that the Proposal simply requested that Comcast have a board chairman that was not a member of Company management more broadly. These distinctions are not academic. Comcast director Sheldon Bonovitz, for example, has been determined to not be an independent director under Comcast's corporate governance guidelines, despite the fact that he is not a member of Comcast management and he does not fail any of the categorical independence exclusions set forth in the listing standards of NASDAQ, where the Company's securities are listed.

Second, the supporting statement provides:

> An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises."

This passage compounds the prospect for confusion and misunderstanding of shareholders because Comcast's existing corporate governance structures are broadly consistent with that recommendation. Comcast has a "lead independent director" that:

- presides at any meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- facilitates communication between the chairman and the independent directors, and communicates periodically as necessary between board meetings and executive sessions with our independent directors, following discussions with management and otherwise on topics of importance to our independent directors;
- consults with our independent directors concerning the need for an executive session in connection with each regularly scheduled board meeting;
- has authority to schedule meetings of the independent directors;
- reviews and has the opportunity to provide input on meeting agendas and meeting schedules for the board;

- with the Compensation Committee, organizes the annual board evaluation of the performance of our CEO and senior management; and
- with the Governance and Directors Nominating Committee, reviews and approves the process for the annual self-assessment of our board and its committees.

In light of these facts, the supporting statement's language would further confuse a shareholder's evaluation of the Proposal on the basis of the resolution and the supporting statement text alone, and it amplifies the Proponent's failure to adequately define the core concept of the Proposal, which would risk shareholders having meaningfully divergent understandings of what changes are called for by the Proposal.[1]

Additionally, as noted and for the reasons stated in the recent request for no-action relief submitted by Kohl's Corporation on December 11, 2015, the Proposal is distinguishable from certain other independent-chair proposals that requested that the chairman be an independent director who had not previously served as an executive officer of the company. See PepsiCo. Inc. (Feb. 2, 2012) (declining to concur in the exclusion under Rule 14a-8(i)(3) of a proposal using the NYSE standard for director independence, i.e., an individual who had "not previously served as an executive officer" of the company); Reliance Steel & Aluminum Co. (Feb. 2, 2012) (same); Sempra Energy (Feb. 2, 2012) (same); General Electric Co. (Jan. 10, 2012, recon. denied Feb. 1, 2012) (same); Allegheny Energy, Inc. (Feb. 12, 2010) (same). In each of the aforementioned cases, the shareholder proposals contained an objective, stated standard for what constitutes independence (i.e., not having previously served as an executive officer of the company), whereas the Proposal's reference to independence is neither explained in, nor understandable from, the text of the Proposal.

Conclusion

As a result of the foregoing, the Company believes that the exclusion of this Proposal is proper under Rule 14a-(8)(i)(3) as vague and indefinite "because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included." Boeing Co. (Feb. 10, 2004). The Company's shareholders, in voting on the Proposal, and the Company, in implementing the Proposal (if adopted), would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For this reason, the Company respectfully requests the Staff's concurrence with its decision to exclude the Proposal from its 2016 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the Commission if it so excludes the Proposal.

---

[1] Moreover, it appears that the Proponent's NACD Blue Ribbon Commission quotation may not be entirely accurate. The supporting statement does not make clear from which version of this report it quotes, but the most recent version that the Company has reviewed (from 2005) includes, in relevant part, the statement that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous feedback; chairing executive sessions of the board; setting the agenda with the CEO; and leading the board in anticipating and responding to crises." (emphasis added). The omitted language makes clear that the NACD's recommendation was for an independent director to work with the CEO in order to set the board agenda. This is exactly the status quo at Comcast.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Executive Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
PH: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

cc: Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>
Kelli Cifone <Kelli_Cifone@Comcast.com>
PH: 215-286-2523
FX: 215-286-4993

[CMCSA: Rule 14a-8 Proposal, December 10, 2015]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16